Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

NOVEMBER 30, 2020 AND 2019

(Expressed in Canadian Dollars unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Shareholders of GoldMining Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GoldMining Inc. and its subsidiaries (together, the Company) as at November 30, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 1, 2021

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

GoldMining Inc. Consolidated Statements of Financial Position (Expressed in Canadian dollars unless otherwise stated)

		As at November 30,	As at November 30,
	Notes	2020	2019
		($)	($)
Assets
Current assets
Cash and cash equivalents	8	9,193,089	6,477,885
Restricted cash	8	350,000	-
Other receivables		62,966	70,810
Prepaid expenses and deposits		415,987	265,469
Short-term investments	9	100,000	50,000
		10,122,042	6,864,164
Non-current assets
Reclamation deposits	4	553,816	553,816
Land, property and equipment	5	1,790,650	1,818,483
Exploration and evaluation assets	6	55,885,728	57,650,312
Investment in joint venture	7	1,073,514	1,388,352
		69,425,750	68,275,127

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	2,573,937	1,634,452
Due to joint venture	7	26,621	34,283
Due to related parties	20	30,013	143,958
Lease liabilities	11	76,103	-
Short-term credit facility	12	350,000	-
		3,056,674	1,812,693
Non-Current Liabilities
Lease liabilities	11	6,039	-
Government loan	13	40,000	-
Rehabilitation provisions	14	815,828	816,694
		3,918,541	2,629,387

Equity
Issued capital	15	128,181,627	115,499,094
Reserves	15	9,102,695	9,939,966
Accumulated deficit		(59,934,831)	(51,227,491)
Accumulated other comprehensive loss		(13,046,696)	(8,565,829)
Total equity attributable to shareholders of the Company		64,302,795	65,645,740
Non-controlling interests	16	1,204,414	-
		65,507,209	65,645,740
		69,425,750	68,275,127

Commitments (Note 22)

Subsequent events (Note 23)

Approved and authorized for issue by the Board of Directors on March 1, 2021.

/s/ "David Kong"
David Kong Director

/s/ "Pat Obara"
Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars unless otherwise stated)

		For the year
		ended November 30,
	Notes	2020	2019
		($)	($)
Expenses
Consulting fees		597,100	231,148
Depreciation	5	275,163	213,412
Directors' fees, salaries and benefits	20	1,190,218	1,371,066
Exploration expenses	6	1,669,212	1,682,215
General and administrative		3,134,111	1,072,972
Professional fees		1,377,920	454,524
Share-based compensation	15	2,624,526	1,280,848
Share of loss on investment in joint venture	7	5,063	12,290
		10,873,313	6,318,475
Operating loss		(10,873,313)	(6,318,475)

Other items
Interest income		73,646	155,298
Accretion of rehabilitation provisions	14	(13,190)	(19,863)
Financing costs	11	(2,807)	-
Write-off of exploration and evaluation assets	6	(10,091)	-
Gain on settlement of accounts payable		-	53,986
Gain on disposal of equipment	5	10,391	33,316
Net foreign exchange loss		(272,279)	(120,236)
Net loss for the year		(11,087,643)	(6,215,974)

Other comprehensive loss
Item that will not be subsequently reclassified to net income or loss:
Unrealized gain on short-term investments	9	50,000	35,000
Item that may be reclassified subsequently to net income or loss:			-
Foreign currency translation adjustments		(4,530,867)	(1,645,563)
Total comprehensive loss for the year		(15,568,510)	(7,826,537)

Net loss per share, basic and diluted		(0.08)	(0.05)

Weighted average number of shares outstanding, basic and diluted		146,046,711	137,873,334

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars unless otherwise stated)

			Issued			Accumulated Other Comprehensive	Attributable to Shareholders of the	Non-
		Number of	Capital	Reserves	Deficit	Loss	Company	controlling	Total
	Notes	Shares	($)	($)	($)	($)	($)	Interest	($)
Balance at November 30, 2018		136,510,352	113,207,461	9,248,584	(45,011,517)	(6,955,266)	70,489,262	-	70,489,262
Options exercise	15	214,250	232,015	(72,050)	-	-	159,965	-	159,965
Restricted share rights vested	15	130,000	101,400	(101,400)	-	-	-	-	-
Warrants exercise	15	1,989,602	1,908,218	(416,016)	-	-	1,492,202	-	1,492,202
Issued capital pursuant to acquisiton of:							-	-	-
Exploration and evaluation assets		58,761	50,000	-	-	-	50,000	-	50,000
Share-based compensation	15	-	-	1,280,848	-	-	1,280,848	-	1,280,848
Foreign currency translation adjustments		-	-	-	-	(1,645,563)	(1,645,563)	-	(1,645,563)
Unrealized gain on short-term investments	9	-	-	-	-	35,000	35,000	-	35,000
Net loss for the year		-	-	-	(6,215,974)	-	(6,215,974)	-	(6,215,974)
Balance at November 30, 2019		138,902,965	115,499,094	9,939,966	(51,227,491)	(8,565,829)	65,645,740	-	65,645,740
Options exercise	15	4,342,064	7,019,064	(2,388,416)	-	-	4,630,648	-	4,630,648
Restricted share rights vested	15	226,198	270,815	(270,815)	-	-	-	-	-
Warrants exercise	15	3,771,986	3,631,554	(802,566)	-	-	2,828,988	-	2,828,988
Issued capital pursuant to acquisiton of:							-	-	-
Exploration and evaluation assets	6	1,455,978	1,761,100	-	-	-	1,761,100	-	1,761,100
Gold Royalty subscription receipts	16	-	-	-	2,380,303	-	2,380,303	1,204,414	3,584,717
Share-based compensation	15	-	-	2,624,526	-	-	2,624,526	-	2,624,526
Foreign currency translation adjustments		-	-	-	-	(4,530,867)	(4,530,867)	-	(4,530,867)
Unrealized gain on short-term investments	9	-	-	-	-	50,000	50,000	-	50,000
Net loss for the year		-	-	-	(11,087,643)	-	(11,087,643)	-	(11,087,643)
Balance at November 30, 2020		148,699,191	128,181,627	9,102,695	(59,934,831)	(13,046,696)	64,302,795	1,204,414	65,507,209

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Cash Flows (Expressed in Canadian dollars unless otherwise stated)

	For the year
	ended November 30,
	2020	2019
	($)	($)
Operating activities
Net loss for the year	(11,087,643)	(6,215,974)
Adjustments for items not involving cash:
Depreciation	275,163	213,412
Accretion	13,190	19,863
Financing costs	2,807	-
Equity losses of joint venture	5,063	12,290
Share-based compensation	2,624,526	1,280,848
Write-off of exploration and evaluation assets	10,091	-
Gain on disposal of equipment	(10,391)	(33,316)
Net unrealized foreign exchange loss	226,653	86,511
Net changes in non-cash working capital items:
Other receivables	7,844	72,069
Prepaid expenses and deposits	(253,710)	(90,546)
Accounts payable and accrued liabilities	712,831	(108,900)
Due to related parties	(113,945)	139,758
Cash used in operating activities	(7,587,521)	(4,623,985)

Investing activities
Investment in exploration and evaluation assets	(918,669)	(152,070)
Investment in joint venture	-	(151,700)
Purchase of equipment	(36,397)	-
Proceeds on disposal of equipment	10,391	17,028
Restricted cash deposit	(350,000)	-
Cash used in investing activities	(1,294,675)	(286,742)

Financing activities
Proceeds from shares and warrants issued	7,459,636	1,652,167
Payment of lease liabilities	(101,922)	-
Proceeds from government loan	40,000	-
Proceeds from short-term credit facility	350,000	-
Gold Royalty subscription receipts	3,584,717	-
Cash generated from financing activities	11,332,431	1,652,167

Effect of exchange rate changes on cash	264,969	92,231

Net increase (decrease) in cash and cash equivalents	2,715,204	(3,166,329)
Cash and cash equivalents
Beginning of year	6,477,885	9,644,214
End of year	9,193,089	6,477,885

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009, and domiciled in Canada. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas. GoldMining Inc. changed its name from Brazil Resources Inc. on December 5, 2016 and continued under the Canada Business Corporations Act on December 6, 2016.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD". The GoldMining Shares are listed on the NYSE American (the "NYSE") under the symbol GLDG and on the Frankfurt Stock Exchange under the symbol "BSR". As at November 30, 2020, the head office and principal address of the Company was Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1     Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). They were authorised for issue by the Company's Board of Directors on March 1, 2021.

2.2     Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest dollar except where otherwise indicated.

2.3     Basis of consolidation

The consolidated financial statements include the financial statements of GoldMining Inc. and the entities it controls. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests ("NCI").

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Subsidiaries

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The Company's principal operating subsidiaries are as follows:

Subsidiary	Place of Incorporation	Ownership Percentage (%)
1818403 Alberta Ltd.	Alberta, Canada	100
507140 N.W.T. Ltd.	Northwest Territories, Canada	100
Bellhaven Copper and Gold Inc.	British Columbia, Canada	100
Bellhaven Exploraciones Inc. Sucursal Colombia	Colombia	100
Blue Rock Mining S.A.C.	Peru	100
Brasil Desenvolvimentos Minerais Ltda.	Brazil	100
Brazilian Gold Corporation	British Columbia, Canada	100
Brazilian Resources Mineração Ltda.	Brazil	100
BRI Alaska Corp.	United States	100
BRI Mineração Ltda.	Brazil	100
BRI Paraguay S.A.	Paraguay	95
GoldMining Exploraciones S.A.S.	Colombia	100
GMI Idaho Corp.	United States	100
Gold Royalty Corp.	British Columbia, Canada	94
Mineração Regent Brasil Ltda.	Brazil	100
Sunward Resources Sucursal Columbia	Colombia	100

Non-controlling interest

Non-controlling interest in the Company's less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity's contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest's share of changes to the subsidiary's equity.

Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest's relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company's share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

3.	Summary of Significant Accounting Policies

Foreign currencies

The reporting currency of the Company and its subsidiaries is the Canadian dollar ("$" or "dollars"). The functional currency of the Company and its subsidiaries in Canada is the Canadian dollar and the functional currency of its subsidiaries in Brazil is the Brazilian Real ("R$") and its subsidiaries in the United States, Paraguay, Colombia and Peru is the United States dollar ("US$"). Foreign operations are translated into Canadian dollars using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive loss.

Investment in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Company's share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The consolidated statement of comprehensive loss reflects the Company's share of the results of operations of the joint venture. Any change in other comprehensive loss of those investees is presented as part of the Company's other comprehensive loss. In addition, when there has been a change recognised directly in the equity of the joint venture, the Company recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Mineral exploration, evaluation and development expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. All other exploration and evaluation expenditures are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of production, depletion of each mineral property will be provided on a units-of-production basis using estimated reserves as the depletion base.

Mineral property option agreements

When the Company acts as the farmee in a farm-in mineral property option agreement, the direct costs to enter into the agreement are capitalized to exploration and evaluation assets. All exploration and evaluation expenditures incurred by the Company in fulfilling the terms of the agreement are expensed as incurred, until such time as the option is exercised or lapses.

When the Company acts as the farmor in an agreement, it does not record any expenditures made by the farmee. It does not recognize any gain or loss on its exploration and evaluation farm out mineral property option agreements, and instead records any proceeds received as a credit to the amounts previously capitalized as mineral property acquisition costs. Any amounts received in excess of amounts capitalized are taken as a gain to the consolidated statement of comprehensive loss.

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Financial instruments

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of loss. Investments in equity securities are held for strategic purposes and not held for trading. The Company has made an irrevocable election at initial recognition to classify these investments as FVTOCI, with all subsequent changes in value being recognized in OCI. Cumulative gains and losses in equity securities are not subsequently reclassified to profit or loss.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss. Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company's financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, reclamation deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, short-term credit facility and government loan. All financial instruments are initially recorded at fair value and classified as follows:

●

Cash and cash equivalents, restricted cash and reclamation deposits are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, short-term credit facility and government loan are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method; and

●

Short-term investments in equity securities are classified as fair value through other comprehensive income ("FVTOCI"). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive loss. Realized gains or losses on equity securities classified as FVTOCI remain in OCI.

Impairment of financial assets

The Company assesses at the end of each reporting period whether a financial asset is impaired.

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Changes in allowances for expected credit losses are recognized as impairment gains or losses on the statement of loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date are determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Impairment of non-financial assets

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-general units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset. Rehabilitation provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased based on the unwind of the discount rate. The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Restricted cash

Restricted cash includes cash and cash equivalents that have been pledged for the Company's short-term credit facility and are not available for immediate disbursement.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.

The basic and diluted net loss per share are the same as the Company has are no instruments that have a dilutive effect on earnings.

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Property and equipment are depreciated over an estimated useful life as follows:

Buildings and Camp Structures	5 to 20 years
Exploration equipment	5 years
Vehicles	5 years
Furniture and fixtures	5 years
Computer equipment	3 years
Computer software	1 year

When an item of property and equipment has different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive loss as incurred.

Share-based payments

Restricted share rights

The Company grants restricted share rights (the "RSRs") to certain directors, officers, employees and consultants to receive shares of the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The fair value of RSRs granted is recognized as an expense over the vesting period with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the RSRs vest.

The vesting of RSRs and issuance of common shares in the Company is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Share options

The Company grants share options to certain directors, officers, employees, and consultants of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based awards.

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at grant date and recognized over the period during which the options vest.

For consultants, the fair value of the award is recorded in profit or loss over the term of the service provided, and the fair value of the unvested amounts are revalued at each reporting period over the service period.

Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended November 30, 2020, is as follows:

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Recognition and measurement of rehabilitation provisions

A rehabilitation provision represents the present value of estimated future costs for the rehabilitation of the Company's mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

3.2     Adoption of new accounting standards

The accounting policies disclosed in the notes to the consolidated financial statements of the Company for the year ended November 30, 2020 have been applied consistently to all periods presented in these consolidated financial statements, except as outlined below.

Effective December 1, 2019, the Company adopted IFRS 16, Leases ("IFRS 16"). In January 2016, the IASB published the new standard, IFRS 16 which replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 18 and the distinction between operating and finance leases is retained.

The Company's accounting policy under IFRS 16 is as follows:

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern consumption of the future economic benefits. The lease term includes periods covered by options to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Company's incremental borrowing rate. The incremental borrowing rate is a function of the Company's credit standing, the nature of the underlying asset, the location of the asset and the length of the lease. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term. Further, the Company has elected not to separate non-lease components from lease components, by class of underlying asset, and instead will account for each lease component and any associated non-lease components as a single lease component.

Effective December 1, 2019, the Company adopted IFRS 16 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. As the Company elected to measure its right-of-use asset at an amount equal to the associated lease liability, the adjustment to retained earnings was $nil. Upon adoption of IFRS 16, the Company recognized an additional right-of-use asset and lease liability related to office space in the amount of $65,794 (notes 5 and 11).

	As reported as at		Restated balance as at
	November 30, 2019	Adjustments	December 1, 2019
	($)	($)	($)
Land, Property and Equipment	1,818,483	65,794	1,884,277
Lease liability	-	(65,794)	(65,794)
	1,818,483	-	1,818,483

When measuring its lease liability, the Company discounted lease payments using its incremental borrowing rate of 4.44% at December 1, 2019.

The Company has elected to apply the following practical expedients:

●	The Company has elected to account for leases which the lease term ends within 12 months of the date of initial application as short-term leases.
●

The Company has elected not to separate non-lease components from lease components, by class of underlying asset, and instead will account for each lease component and any associated non-lease components as a single lease component.

●	The Company will apply the exemption for low value items. Any low value items continue to be classified as a lease expense.

The following table reconciles the Company's operating lease commitments at November 30, 2019, as previously disclosed in the Company's audited annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 as of December 1, 2019:

($)
Operating lease commitments at November 30, 2019	191,483
Discounted using the incremental borrowing rate at December 1, 2019	(1,452)
Recognition exemption for short-term leases	(124,237)
Lease obligations recognized at December 1, 2019	65,794

3.3     Standards issued but not yet effective

At the date of approval of the consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective for the Company’s financial reporting. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Amendments to IFRS 3 Definition of a Business

The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions.

4. Reclamation Deposits

Reclamation deposits totalling $553,816 (2019 - $553,816) in cash have been posted with the Mackenzie Valley Land and Water Board ("MVLWB") and are held by Crown-Indigenous Relations and Northern Affairs Canada and the Government of the Northwest Territories for land use permits and a water license on the Yellowknife Gold Project. The reclamation deposits will be refunded once land use permits end and or a final report describing land use activities during the term of land use permits and matters related to cessation thereof, is submitted to the MVLWB.

5.	Land, Property and Equipment

		Buildings and	Office	Right-of-Use Assets (Office and) warehouse	Exploration
		Camp Structures	Equipment	space)	Equipment	Vehicles	Total
	Land	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2018	1,008,891	1,170,394	123,225	-	341,800	367,512	3,011,822
Disposal of equipment	-	-	-	-	(31,471)	-	(31,471)
Change in reclamation estimate	-	6,720	-	-	-	-	6,720
Impact of foreign currency translation	(910)	(1,056)	(5,971)	-	(3,447)	(2,034)	(13,418)
Balance at November 30, 2019	1,007,981	1,176,058	117,254	-	306,882	365,478	2,973,653
Initial recognition of IFRS 16 (note 3.2)	-	-	-	65,794	-	-	65,794
Additions(1)	42,715	-	36,397	132,992	-	-	212,104
Disposal of equipment	-	-	(1,388)	-	(61,577)	-	(62,965)
Change in reclamation estimate		4,543					4,543
Impact of foreign currency translation	(22,795)	(25,488)	(14,705)	(1,579)	(13,331)	(11,543)	(89,441)
Balance at November 30, 2020	1,027,901	1,155,113	137,558	197,207	231,974	353,935	3,103,688

Accumulated Depreciation
Balance at November 30, 2018	-	325,537	118,386	-	270,206	270,690	984,819
Disposal of equipment	-	-	-	-	(31,471)	-	(31,471)
Depreciation	-	112,317	1,336	-	41,718	58,041	213,412
Impact of foreign currency translation	-	(295)	(5,967)	-	(3,381)	(1,947)	(11,590)
Balance at November 30, 2019	-	437,559	113,755	-	277,072	326,784	1,155,170
Disposal of equipment	-	-	(1,388)	-	(61,577)	-	(62,965)
Depreciation	-	96,473	8,827	102,203	28,508	39,152	275,163
Impact of foreign currency translation	-	(12,675)	(14,387)	(1,639)	(13,628)	(12,001)	(54,330)
Balance at November 30, 2020	-	521,357	106,807	100,564	230,375	353,935	1,313,038

Net Book Value
At November 30, 2019	1,007,981	738,499	3,499	-	29,810	38,694	1,818,483
At November 30, 2020	1,027,901	633,756	30,751	96,643	1,599	-	1,790,650

(1)	Additions under right-of-use assets includes $58,591 pertaining to a lease modification for office space.

During the year ended November 30, 2020, the Company recorded a gain on disposal of equipment of $10,391 (2019 - $33,316).

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

6.	Exploration and Evaluation Assets

	For the year
	ended November 30,
	2020	2019
	($)	($)

Balance at the beginning of year	57,650,312	59,111,999
Mineral rights and property acquired	2,673,343	100,000
Mineral property option payment	51,927	46,495
Write-off of exploration and evaluation assets	(10,091)	-
	60,365,491	59,258,494
Change in reclamation estimate	(11,579)	(5,579)
Foreign currency translation adjustments	(4,468,184)	(1,602,603)
Balance at the end of year	55,885,728	57,650,312

Exploration and evaluation assets on a project basis are as follows:

	November 30,	November 30,
	2020	2019
	($)	($)
La Mina	13,887,224	14,194,856
Titiribi	11,658,660	11,916,924
Yellowknife	7,119,333	7,130,912
Crucero	6,840,067	6,991,589
Cachoeira	5,742,394	7,395,111
São Jorge	4,838,183	6,230,659
Surubim	1,826,865	2,284,840
Yarumalito	1,487,220	-
Almaden	1,121,635	-
Whistler	953,412	974,532
Batistão	217,357	279,914
Montes Áureos and Trinta	165,700	213,390
Rea	27,678	27,678
Other Exploration and Evaluation Assets	-	9,907
Total	55,885,728	57,650,312

The Company's exploration and evaluation assets are detailed below:

La Mina

On May 30, 2017, the Company acquired a 100% interest in the La Mina Gold Project (the "La Mina Project") as a result of its acquisition of Bellhaven Copper and Gold Inc. ("Bellhaven").

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. The La Garrucha concession is subject to a surface rights lease agreement and an option agreement as outlined below:

La Garrucha Lease Agreement

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, (the "La Garrucha Lease Agreement"), the Company can lease the surface rights over La Garrucha by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020 (paid);
●	US$25,000 in December 2020 (paid);
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

La Garrucha Option Agreement

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017, November 5, 2018 and July 10, 2020 (the "La Garrucha Option Agreement"), the Company can purchase the La Garrucha concession by making an option payment of US$650,000 on December 7, 2022.

Titiribi

On September 1, 2016, the Company completed the acquisition of Sunward Investments Limited, which owns 100% interest in the Titiribi Gold-Copper Project (the "Titiribi Project"), from Trilogy Metals Inc. ("Trilogy"), formerly NovaCopper Inc., pursuant to the terms of the share purchase agreement (the "Titiribi Agreement") dated August 17, 2016. The Titiribi Project is located in central Colombia, southwest of the city of Medellin in the department of Antioquia.

The Titiribi Project is comprised of one concession contract.

Yellowknife

On July 20, 2017, the Company acquired a 100% interest in the Yellowknife Gold Project and nearby Big Sky property (now collectively called the "Yellowknife Gold Project"), located in the Northwest Territories, Canada, from Tyhee N.W.T. Corp. ("Tyhee"), a subsidiary of Tyhee Gold Corp. The acquisition was completed pursuant to an asset purchase agreement (the "Agreement") between the Company and a receiver appointed in respect of the assets and undertaking of Tyhee.

The Yellowknife Gold Project includes five gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake. The Project is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. The Nicholas Lake-Ormsby Property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake Property is subject to a 2% net smelter returns royalty.

On January 25, 2018, the Company announced that it completed through its wholly-owned subsidiary, the acquisition of the Maguire Lake property (the "Property").  The Property includes the RG1, RG2 and RG3 leases, contiguous with the western boundary of the Company's Nicholas Lake-Ormsby Property.

On May 14, 2018, the Company announced its acquisition of the Narrow Lake property (the "Property").  The Property includes the N1 and N2 claims that are contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby Property.  GoldMining granted the vendor a 1% net smelter royalty with respect to the N1 and N2 claims upon commercial production.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Crucero

On September 19, 2017, the Company entered into a share purchase agreement (the "Agreement") with Lupaka Gold Corp. ("Lupaka") to acquire a 100% interest in the Crucero Gold Project ("Crucero" or the "Project") located in Southeastern Peru and certain related assets (the "Acquisition"). The transaction was closed on November 20, 2017.

The Project is comprised of eight mining concessions.  Three of the mining concessions are held indirectly by a subsidiary through a 30-year assignment from a third party running until 2038 and are subject to certain royalty obligations.

Cachoeira

The Company has a 100% interest in the Cachoeira Gold Project in Pará State, Brazil (the "Cachoeira Project"). The Cachoeira Project was subject to a 4.0% net profits interest royalty payable to third parties by the Company's subsidiary on future production. A minimum payment of US$300,000 per year in lieu of the royalty was payable in the event that production was not achieved by October 3, 2014. The Company has not made such payment from 2014, to present. The royalty holders sent a formal notification of the default payments to the Company. In response to the letter, the Company replied to the royalty holders requesting them to defer such payments until all permits and licenses have been received and production is achieved or re-negotiate the agreement. On March 2, 2018, the Company announced that BRI Mineração Ltda. ("BRI"), a wholly-owned subsidiary of the Company, completed a royalty purchase agreement (the "Agreement") with certain royalty holders (the "Royalty Vendors") on the Cachoeira Project.  Pursuant to the Agreement, BRI acquired the Royalty Vendors' 66.66% interest in the existing 4.0% net production royalty on the Company's Cachoeira Project, in consideration for US$133,320 paid in cash and 698,161 common shares of the Company issued to the Vendors. As a result of the transaction, the existing royalty on the Cachoeira Project has been reduced to 1.33% and a minimum payment of US$100,000 per year in lieu of the royalty. In March 2018, the Company received a summons from the remaining royalty holder in regard to annual payments in lieu of the remaining 1.33% of the net production royalty for the years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from its obligation to make such annual payments on the basis that mining operations at the Cachoeira Project have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operation of the mine. The court has accepted the Company's case and the judge presiding over the matter has requested witnesses for the plaintiff to testify in court. A date for the case to be heard by the lower court has not been set.

The required exploration report and application to renew exploration concession (ANM process no. 850.007/2008) was approved and the concession was renewed on July 18, 2019 for a further period of 3 years.

São Jorge

On November 22, 2013, the Company announced that it acquired all of the issued and outstanding shares of Brazilian Gold Corporation ("BGC") under the terms of an arrangement agreement (the "BGC Arrangement") dated September 29, 2013, between GoldMining and BGC.

On June 14, 2010, BGC signed an Option Agreement (the "São Jorge Agreement") to acquire a 100% interest in the São Jorge Gold Project (the "São Jorge Project") from Talon Metals Corp. ("Talon"). BGC completed all the required payments under the terms of the São Jorge Agreement.

Under the terms of the São Jorge Agreement, Talon was granted a 1.0% net smelter return royalty from production on eleven exploration concessions comprising the São Jorge Project. Subsequent to signing the São Jorge Agreement, the São Jorge Project was reduced to seven concessions.  On August 17, 2015, Talon sold its 1.0% net smelter return royalty to Orion Mine Finance, who subsequently sold the royalty to Osisko Gold Royalties Ltd. on July 31, 2017.  Additionally, a net smelter return royalty of 1.0% of the proven mineable reserve as demonstrated in a feasibility study that conforms to definitions set-out in NI 43-101 relating to one concession only (850.275/03), is payable to a third party, which can be purchased by the Company for US$2,500,000.  This concession does not overlay any portion of the São Jorge deposit.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Surubim

On November 22, 2013, the Company acquired a 100% interest in the Surubim gold project pursuant to the BGC Arrangement. The Surubim Gold Project is comprised of agreements on two properties, as outlined below.

Jarbas Agreement

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement (the "Jarbas Agreement") on February 11, 2010, as amended January 16, 2011, March 23, 2015, May 30, 2019 and July 20, 2020, pursuant to which Regent acquired its interest in certain exploration licenses by making cash payments.

Pursuant to the amendment on July 20, 2020, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020 (deferred to October 2020 and paid);
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration concession will be returned to the counterparty.

A 1.3% net smelter return royalty is due upon commercial production from any ores extracted from exploration concession 850.561/2005. Fifty percent of the net smelter return royalty can be re-purchased by the Company for US$1,500,000 within 12 months of ANM granting a mining concession. Additionally, a bonus royalty is due based on the in-situ reserve ounces as outlined in a feasibility study completed to Australian Joint Ore Reserves Committee or National Instrument 43-101 standards. The bonus royalty consists of: (i) US$0.50 per reserve ounce for reserves that are less than 1,000,000 ounces of gold; (ii) US$0.75 per reserve ounce for reserves measuring between 1,000,000 to 2,000,000 ounces of gold; or (iii) US$1.00 per reserve ounce for reserves exceeding 2,000,000 ounces of gold.

Altoro Agreement

BGC entered into an agreement (the "Altoro Agreement") with Altoro Mineração Ltda. ("Altoro") on November 5, 2010, as amended on December 3, 2010, December 14, 2012 and August 5, 2015, to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to the Altoro Agreement, US$650,000 is payable to Altoro upon ANM granting a mining license over certain exploration concessions.

In addition to the above cash payments, Altoro holds a 1.5% net smelter return royalty on any gold produced from certain concessions. Once gold production has reached 2,000,000 ounces, the royalty increases to 2.0%. The Company can purchase a 0.5% royalty at any time for US$1,000,000.

Two non-core exploration concessions comprising the Altoro Agreement are under appeal for extension and await a decision by ANM.

Nogueira Agreement

Altoro entered into an agreement (the "Nogeuira Agreement") with Joao Nogeira Lima on December 6, 2005, as amended on May 25, 2011, to acquire certain exploration concessions. As part of this agreement, Nogueira holds a 1.5% NSR over the entire property, which can be purchased for US$1 million at any time.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Yarumalito

On December 2, 2019 (the "Yarumalito Closing Date"), the Company acquired a 100% interest in the Yarumalito Gold Project (the "Yarumalito Project") located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement (the "Yarumalito Agreement") between the Company and Newrange Gold Corp. ("Newrange").

Pursuant to the Yarumalito Agreement, the Company issued 1,118,359 GoldMining Shares, which were subject to customary escrow terms and were released as follows:

●	559,180 GoldMining Shares released on the Yarumalito closing date. Unless permitted under securities legislation, the GoldMining Shares could not be traded before April 3, 2020.
●

559,179 GoldMining Shares released on the date that the assignment of the Mineral Rights was approved by the relevant Colombian Governmental Authority, registered with the National Mining Registry in a form satisfactory to the Company. The assignment of Mineral Rights was completed subsequent to November 30, 2020 by way of the concession contract being transferred to the Company’s wholly owned subsidiary.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired, based on management's best estimates and all available information at the time of the acquisition of the Yarumalito Project. The GoldMining Shares have been valued at $1.14 per share, the closing GoldMining Share price as traded on the Yarumalito Closing Date.

Purchase Price Consideration ($)
1,118,359 GoldMining Shares	1,274,929
Cash payment	200,000
Transaction costs:
Cash payment	88,867
Total	1,563,796

Purchase Price Allocation ($)
Land	42,715
Exploration and evaluation assets	1,521,081
Net assets acquired	1,563,796

The Yarumalito Project is comprised of one concession contract and is covered by a 1% net smelter return royalty granted to Newrange, which can be purchased by the Company at any time before completion of a feasibility study on the Yarumalito Project for total consideration of $1,000,000.

Almaden

On March 2, 2020 (the "Almaden Closing Date"), the Company acquired a 100% interest in the Almaden Gold Project (the "Almaden Project") located in west-central Idaho. The acquisition was completed pursuant to an asset purchase agreement (the "Almaden Agreement") between the Company and Sailfish Royalty Corp. ("Sailfish").

Pursuant to the Almaden Agreement, the Company issued 337,619 GoldMining Shares to Sailfish, which were subject to customary escrow terms and released on the Almaden Closing Date. Unless permitted under securities legislation, the GoldMining Shares could not be traded before July 3, 2020.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired, based on management's best estimates and all available information at the time of the acquisition of the Almaden Project. The GoldMining Shares were valued at $1.44 per share, the closing GoldMining Share price as traded on the Almaden Closing Date.

Purchase Price Consideration ($)
337,619 GoldMining Shares	486,171
Cash payment	575,000
Transaction costs:
Cash payment	91,091
Total	1,152,262

Purchase Price Allocation ($)
Exploration and evaluation assets	1,152,262
Net assets acquired	1,152,262

The Almaden project is covered by a 1 to 2% net smelter return royalty over unpatented claims and surrounding areas of influence, a 4% net returns royalty over the Main and North zone, a 4% net returns royalty over the Stinking Water Zone and a 0.5% net smelter return royalty on patented (Davies and Chrestesen Lease) and unpatented claims (EXP2 LLC). Additionally, there is a gold and silver purchase agreement on the Almaden Project for 30% of production.

Whistler

On August 5, 2015, the Company acquired a 100% interest in the Whistler Gold-Copper Project (the "Whistler Project") and certain related assets in south-central Alaska from Kiska Metals Corporation ("Kiska"). Kiska was subsequently purchased by AuRico Metals Inc., which was later purchased by Centerra Gold Inc. ("Centerra"). The Whistler Project includes 304 Alaska State Mineral Claims, a 50-person all season exploration camp, airstrip and assorted equipment. The transaction was completed under the terms of an asset purchase agreement dated July 20, 2015, between GoldMining and Kiska (the "Whistler Agreement").

The Whistler Project is covered by a 2.75% net smelter royalty over the entire property including a buffer zone as defined in the royalty agreement, which is held by Osisko Gold Royalties ("Osisko"). The Osisko net smelter royalty is subject to a buy down provision whereby the Company can reduce the net smelter return royalty to 2% upon payment of US$5,000,000 on or before the due date of the first royalty payment.

Batistão

On November 22, 2013, the Company acquired a 100% interest in the Batistão Gold Project (the "Batistão Project") located in Goias State, Brazil pursuant to the BGC Arrangement. The Batistão Project is covered by a 2% net smelter return royalty over the entire property, which can be purchased by the Company at any time for total consideration of US$1,000,000. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Montes Áureos and Trinta

On September 30, 2010, the Company entered into an agreement with Apoio Engenharia e Mineração (the "Montes Áureos Agreement"). Pursuant to the Montes Áureos Agreement, the Company had the option to acquire an initial 51% undivided interest in the Montes Áureos Project over a three-year period, from September 30, 2010 to September 30, 2013 (the "Initial Option"). On June 20, 2011, the Company amended the terms of the Montes Áureos Agreement by adding the option to acquire the Trinta Project for no additional consideration. The Trinta Project is subject to the same option terms stipulated in the Montes Áureos Agreement.

The Initial Option payments are as follows:

(1)	a cash payment of US$25,000 within seven calendar days of September 30, 2010 (paid);
(2)	issue of 325,000 GoldMining Shares on or before September 30, 2013 (issued with an aggregate fair value of $326,500);
(3)	incur exploration expenditures totalling US$1,750,000 on or before September 30, 2013 (incurred); and
(4)	make all necessary payments in order to keep the Montes Áureos and Trinta Projects in good standing during the term of the Montes Áureos Agreement.

The Company is in the process of applying for the Mining Concession for the Montes Áureos Project.

The Trinta project's exploration concession, ANM 806.964/2010, was renewed on July 26, 2018. An error by ANM when issuing the original license reduced the concession area. The Company submitted another application over the reduced area and is awaiting ANM's review of this new application, which would guarantee the mineral rights over the area originally granted. There is no assurance that applications under review by ANM will be approved by ANM.

Rea

On November 22, 2013, the Company acquired a 75% interest in the Rea Uranium Project located in northeastern Alberta, Canada pursuant to the BGC Arrangement.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2020	2019	November 30, 2020
	($)	($)	($)
Whistler	485,573	452,298	2,181,126
Cachoeira	287,210	508,691	6,470,944
Titiribi	227,127	219,880	1,556,309
La Mina	153,404	122,389	839,213
Almaden	145,118	-	145,118
Yellowknife	130,287	166,140	807,949
São Jorge	109,162	126,111	995,422
Yarumalito	82,989	-	82,989
Crucero	45,032	80,540	175,186
Montes Áureos and Trinta	1,668	-	1,819,966
Rea	-	-	265,930
Surubim	-	-	209,772
Batistão	-	-	30,902
Other Exploration Expenses	1,642	6,166	1,566,198
Total	1,669,212	1,682,215	17,147,024

7.	Investment in Joint Venture

As at November 30, 2020, the Company holds an 84.05% (2019: 84.05%) interest in Boa Vista Gold Inc. ("BVG") pursuant to the BGC Arrangement. BVG, a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

The Company accounts for its investment in BVG using the equity method since the Company shares joint control over the strategic, financial, permitting, development and operating decisions with Majestic D&M Holdings, LLC ("Majestic"), formerly Octa Mineração Ltda, who holds a 15.95% (2019: 15.95%) interest in BVG.

Changes in the Company's 84.05% investment in BVG are summarized as follows:

	For the year
	ended November 30,
	2020	2019
	($)	($)
Balance at the beginning of year	1,388,352	1,388,080
Funding	-	151,700
Share of losses	(5,063)	(12,290)
Foreign currency translation adjustments	(309,775)	(139,138)
Balance at the end of year	1,073,514	1,388,352

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

	November 30,	November 30,
	2020	2019
	($)	($)
Current Assets	93,638	121,403
Non-Current Assets	1,199,069	1,550,339
	1,292,707	1,671,742
Current Liabilities	(29,272)	(37,695)
	(29,272)	(37,695)
Net assets	1,263,435	1,634,047
Ownership interest	84.05%	84.05%
Proportion of the Company's ownership interest	1,061,917	1,373,417
Foreign currency translation adjustments	11,597	14,935
Total	1,073,514	1,388,352
Due to joint venture	(26,621)	(34,283)
Carrying value of interests in joint venture	1,046,893	1,354,069

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic, dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable to Majestic if its holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payments. As a result of the amended terms of the mineral rights agreement, BVG paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

8.	Cash and Cash Equivalents

	November 30,	November 30,
	2020	2019
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	5,543,089	1,338,082
Guaranteed Investment Certificates	3,650,000	5,139,803
Total	9,193,089	6,477,885

Restricted cash of $350,000 (2019: $Nil) is held by the bank as security for the Company's short-term credit facility.

9.	Short-term Investments

Short-term investments are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the year ended November 30, 2020, the Company recorded an unrealized gain of $50,000 (unrealized gain of $35,000 for 2019) in other comprehensive loss relating to short-term investments.

The short-term investments include 1,000,000 shares in Galleon Gold Corp. (previously Pure Nickel Inc.) acquired in the BGC Arrangement with fair value of $100,000 at November 30, 2020 (November 30, 2019: $50,000).

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

10.	Accounts Payable and Accrued Liabilities

	November 30,	November 30,
	2020	2019
	($)	($)
Trade payables(1)	923,197	410,614
Accrued liabilities	1,540,229	1,163,109
Payroll and tax withholding	110,511	60,729
Total	2,573,937	1,634,452

(1)

Trade payables at November 30, 2020 include $314,123 due to certain key management personnel for expenses incurred on behalf of the Company in November 2020 (November 30, 2019 – $296,113). The Company settled this amount in December 2020.

11.	Lease Liabilities

The following outlines the movements in the Company's lease liabilities:

November 30,
2020
($)
Balance, December 1, 2019 (note 3)	65,794
Additions	118,016
Interest expense	2,807
Lease payments	(101,922)
Foreign exchange loss	(2,553)
Balance, November 30, 2020(1)	82,142
(1)	Of the lease liabilities, $76,103 is current and $6,039 is non-current (between 1 and 2 years).

During the year ended November 30, 2020, the Company made lease payments of $101,922, consisting of interest payments of $2,807 and principal payments of $99,115. Interest payments have been recorded as financing costs in the consolidated statements of comprehensive loss.

During the year ended November 30, 2020, the Company applied exemptions permitted by IFRS 16 to recognize lease expenses on a straight-line basis for low value assets and short-term leases in the amounts of $11,451 and $131,753, respectively. The lease expenses were recorded within exploration expenses and general and administrative expenses in the consolidated statements of comprehensive loss.

12.	Short-term Credit Facility

On November 26, 2020, the Company entered into a credit agreement with Toronto Dominion Bank ("TD"), pursuant to an agreement dated November 3, 2020 between the Company and TD, TD agreed to provide a non-revolving credit facility in the amount of $350,000 (the "Credit Facility") to the Company. The Credit Facility matures on November 26, 2021, bears an interest rate of 2.59% per annum and is to be repaid in equal monthly payments of principal and interest. The Credit Facility is secured by $350,000 in Guaranteed Investment Certificates held by TD (Note 8).

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

13.	Government Loan

On April 20, 2020, the Company received a loan of $40,000 through the Canadian Emergency Business Account Program ("CEBA Loan"), which provides financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan has a maturity date on December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2022, the remaining balance of the CEBA Loan will be forgiven.

14.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	November 30,	November 30,
	2020	2019
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	5	6
Inflation rate	1.20%	1.90%
Discount rate	0.36%	1.73%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2023 and is valued under the following assumptions:

	November 30,	November 30,
	2020	2019
Undiscounted amount of estimated cash flows (CAD$)	490,000	490,000
Life expectancy (years)	3	4
Inflation rate	0.80%	2.10%
Discount rate	0.29%	1.51%

The following table summarizes the movements in the rehabilitation provisions:

	November 30,	November 30,
	2020	2019
	($)	($)
Balance at the beginning of year	816,694	795,960
Accretion	13,190	19,863
Change in estimate	(7,036)	1,142
Foreign currency translation adjustments	(7,020)	(271)
Total	815,828	816,694

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

15.	Share Capital

15.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

15.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2018	1,798	4,487,419	4,759,367	9,248,584
Options exercised	-	(72,050)	-	(72,050)
Restricted share rights vested	(101,400)	-	-	(101,400)
Warrants exercised	-	-	(416,016)	(416,016)
Share-based compensation	108,170	1,172,678	-	1,280,848
Balance at November 30, 2019	8,568	5,588,047	4,343,351	9,939,966
Options exercised	-	(2,388,416)	-	(2,388,416)
Restricted share rights vested	(270,815)	-	-	(270,815)
Warrants exercised	-	-	(802,566)	(802,566)
Share-based compensation	288,552	2,335,974	-	2,624,526
Balance at November 30, 2020	26,305	5,535,605	3,540,785	9,102,695

15.3     Warrants

The following outlines the movements of the Company's share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance at November 30, 2018	11,288,363	1.35
Exercised(1)	(1,989,602)	0.75
Expired	(5,526,775)	1.98
Balance at November 30, 2019	3,771,986	0.75
Exercised(1)	(3,771,986)	0.75
Balance at November 30, 2020	-	-
(1)	During the years ended November 30, 2020 and 2019, all warrants exercised had an exercise price of $0.75.

15.4     Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019.  Pursuant to the terms of the Option Plan, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive incentive share options (the "Options") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General Meeting held on May 25, 2019.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2018	10,041,250	1.16
Granted	2,691,000	1.04
Exercised(1)	(214,250)	0.75
Expired/Forfeited	(55,000)	1.01
Balance at November 30, 2019	12,463,000	1.15
Granted	2,695,000	2.48
Exercised(2)	(4,359,750)	1.07
Expired/Forfeited	(66,250)	0.80
Balance at November 30, 2020	10,732,000	1.51
(1)	During the year ended November 30, 2019, the Company issued 214,250 common shares at a weighted average trading price of $1.16.
(2)

During the year ended November 30, 2020, the Company issued 4,342,064 common shares at a weighted average trading price of $2.33. The common shares were issued pursuant to the exercise of 4,359,750 share options, of which 35,000 share options were exercised on a forfeiture basis, resulting in the issuance of 17,314 common shares.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30, 2020	November 30, 2019
Risk-free interest rate	0.35%	1.38%
Expected life (years)	2.43	2.88
Expected volatility	59.25%	50.33%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	2.45%	2.77%

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

A summary of Options outstanding and exercisable at November 30, 2020, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.71	-	$0.76	665,000	0.73	0.33	665,000	0.73	0.33
$0.77	-	$0.84	1,867,500	0.78	2.99	1,867,500	0.78	2.99
$0.85	-	$1.05	2,334,500	1.05	3.71	1,698,000	1.05	3.70
$1.06	-	$1.72	3,635,000	1.58	1.73	3,505,000	1.58	1.75
$1.73	-	$3.38	2,230,000	2.75	4.47	717,250	2.62	3.71
			10,732,000	1.51	2.86	8,452,750	1.32	2.47

The fair value of the Options recognized as share-based compensation expense during the year ended November 30, 2020 was $2,335,974 ($1,172,678 for 2019), respectively, using the Black-Scholes option pricing model.

15.5     Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive RSRs to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

The following outlines the movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2018	140,000	0.78
Granted	207,488	1.05
Vested	(130,000)	0.78
Forfeited	(10,000)	0.78
Balance at November 30, 2019	207,488	1.05
Granted	67,750	2.88
Vested	(226,198)	1.20
Balance at November 30, 2020	49,040	2.88

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The fair value of the RSRs recognized as share-based compensation expense during the year ended November 30, 2020 was $288,552 ($108,170 for 2019).

16.	Non-Controlling Interests

During the year ended November 30, 2020, the Company's subsidiary, Gold Royalty Corp. ("GRC") received share subscription receipts of $3,584,717 (US$2,741,250) for the subscription of 1,275,000 common shares. The related private placement was completed and the shares issued subsequent to year end on December 4, 2020 (Note 23). As the Company did not participate in the private placement, the NCI in GRC increased from nil to 5.99%, resulting in the recognition of a dilution gain of $2,380,303 during the year ended November 30, 2020 and the recognition of a NCI in the Company’s statements of financial position of $1,204,414 as at November 30, 2020.

As at November 30, 2020, GRC’s significant assets include $3,503,060 in cash and $17,027,027 in royalties, and its significant liabilities include $292,698 in accounts payable and accrued liabilities and $156,174 due to GoldMining.

16.1      Sale Of Royalty Interests To GRC

On November 27, 2020, the Company entered into a royalty purchase agreement with GRC. Pursuant to such agreement, the Company caused certain of its subsidiaries to create and grant to GRC the following royalties (the "New GRC Royalties"):

● a 1.0% NSR on the Whistler Project, located in Alaska, USA, including each of the Whistler, Raintree West and Island Mountain properties;

● a 1.0% NSR on the Yellowknife Project, located in the Northwest Territories, Canada, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties;

● a 2.0% NSR on the Titiribi Project, located Colombia;

● a 2.0% NSR on the La Mina Project, located in Colombia;

● a 1.0% NSR on the São Jorge Project, located in Brazil;

● a 1.0% NSR on the Batistão Project, located in Brazil;

● a 0.5% NSR on the Almaden Project, located in Idaho, USA;

● a 1.0% NSR on the Cachoeira Project, located in Brazil;

● a 1.0% NSR on the Crucero Project, located in Peru;

● a 1.0% NSR on the Surubim Project, located in Brazil; and

● a 1.0% NSR on the Yarumalito Project, located in Colombia.

Pursuant to the agreement, the Company also caused its subsidiaries to assign and transfer to GRC the following buyback rights held by them under existing royalty agreements with third parties (the "GRC Buyback Rights"):

● the right to acquire a 2.0% NSR on the Batistão Project for US$1,000,000;

● the right to acquire a 0.5% NSR on the Surubim area of the Surubim Project for US$1,000,000, which royalty is payable after production at the project has exceeded two million ounces;

● the right to acquire a 1.5% NSR on the Surubim area of the Surubim Project for US$1,000,000;

● the right to acquire a 0.65% NSR on the Rio Novo area of the Surubim Project for US$1,500,000;

● the right to acquire a 0.75% NSR on the Whistler Project (including an area of interest) for US$5,000,000;

● the right to acquire a 1.0% NSR on the Yarumalito Project for $1,000,000;

● the right to acquire a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for $1,000,000;

● the right to acquire a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for $500,000; and

● the right to acquire a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for $250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The Company intends to conduct an IPO for GRC, where upon its shares will be publicly listed on a major North American exchange (Note 23).  Notwithstanding these transactions, the Company controls GRC and the effects of these transactions will be eliminated on consolidation.

16.2     GRC Equity Incentive Plan

On October 19, 2020, GRC's equity incentive plan (the "Equity Incentive Plan") was approved by GRC's board of directors (the "GRC Board") and by the board of directors of GoldMining. The Equity Incentive Plan provides sole and complete authority to GRC's Board to grant share options (the "GRC Share Options"), incentive share options (the "ISO"), Restricted Shares and restricted share units (the "GRC RSUs") (collectively, the "Awards") of GRC to eligible participants. The maximum number of common shares that may be issued pursuant to the grant of the Awards shall be 2,000,000 common shares in the capital of GRC. The eligible participants of the Equity Incentive Plan (the "Participants") are directors, senior officers, employees and consultants of: (a) GRC; or (b) an entity that controls or is controlled by GRC or a Related Entity.

GRC's Board may designate Participants eligible to receive GRC Share Options to acquire such numbers of common shares of GRC as GRC's Board may determine, each GRC Option so granted being for a term specified by GRC's Board up to a maximum of 10 years from the date of grant. The GRC Share Options vest in accordance with the vesting schedule during the optionee's continual service with GRC. The Equity Incentive Plan provides for a "net exercise" feature that permits an optionee to elect to exercise a GRC Option or a portion thereof by surrendering such GRC Share Option or a portion thereof in consideration for GRC delivering common shares to the optionee but withholding the minimum number of common shares otherwise deliverable in respect of GRC Share Options that are needed to pay for the exercise price of such GRC Share Options.

GRC Share Options may be granted as ISOs only to individuals who are employees of GRC or its Related Entity and GRC Share Options shall not be granted as ISOs to non-employee directors or independent contractors.

GRC's Board may designate Participants eligible to receive Restricted Shares and GRC RSUs to acquire such number of common shares of GRC as GRC's Board may determine, in accordance with the restricted periods, including the attainment of pre-established performance goals, objectives and periods, during the recipient's continual service with GRC. The Restricted Shares shall not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of during the restriction period.

16.3      GRC Restricted Shares

On October 19, 2020, as amended on January 10, 2021, GRC issued 1,500,000 restricted shares (the "Restricted Shares") to certain officers and directors of GRC and GoldMining. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such performance conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to GRC without the requirement of any further consideration. The performance conditions upon completion of an IPO, or other going-public transaction, are as follows:

(1)

with respect to one-third of the Restricted Shares awarded to the holder, if GRC's initial public offering (the "IPO") or any liquidity event (being any liquidation, dissolution or winding-up of GRC or distribution of all or substantially all of GRC's assets among shareholders or a change of control transaction) occurs that values GRC at a minimum of US$50,000,000;

(2)	with respect to one-third of the Restricted Shares awarded to the holder, if GRC receives US$1,000,000 of royalty payments under any of GRC's royalty interests prior to October 19, 2023; and

(3)

with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer or employee of GRC or an entity that is under common control with GRC (a "Related Entity") for a period of one year after the IPO is completed.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The fair value of the Restricted Shares recognized as share-based compensation expense by GRC was $nil during the year ended November 30, 2020.

16.4     GRC Share Options

GRC entered into agreements with certain directors, officers and consultants of GRC. These agreements provide that such directors, officers and consultants of GRC will receive GRC Share Options to purchase an aggregate of 1,555,000 common shares of GRC at an exercise price equal to the lesser of US$5.00 per share or the price per share under the financing that results in GRC having raised US$10,000,000 in the aggregate. These GRC Share Options will be exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

No GRC Share Options were granted by GRC as at November 30, 2020.

17.	Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements, continue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

The Company owns 20,000,000 common shares of GRC, which are expected to be subject to lockups or hold periods, subsequent to the completion of an IPO by GRC.

At November 30, 2020, the Company's capital structure consists of the equity of the Company (Note 15). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

18.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, short-term credit facility and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, due to joint venture due to related parties, short-term credit facility and government loan amounts approximate fair value due to their short terms to settlement. The Company's short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company. The determination of the fair value of lease liabilities is based on the discounted cash flow model using incremental borrowing rates ranging from 3.35% to 4.60%.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

18.1     Financial Risk Management Objectives And Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

18.2     Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2020	2019
	($)	($)
Assets
United States Dollar	3,534,664	100,945
Brazilian Real	12,085	10,320
Colombian Peso	40,162	343,333
Total	3,586,911	454,598

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,554,939.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at November 30, 2020 would have an impact of $203,197 on net loss for the year ended November 30, 2020.

18.3     Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company's interest-bearing financial liabilities are the short-term credit facility and government loan, which bear interest at fixed rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

18.4     Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

18.5     Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  At November 30, 2020, the Company's working capital (current assets less current liabilities) was $7,065,368.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, current lease liabilities and short-term credit facility are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances, restricted cash and ownership of liquid assets at its disposal.  The Company has the availability to implement corporate-wide cost reductions or eliminate expenditures to; discretionary and non-core activities, cash compensation paid to directors, management, employees and certain consultants and service providers, and cash generated from the exercise of in-the-money options. GoldMining believes that these cash saving and cash generating measures will sufficiently reduce cash outlays and enhance the Company's cash position in order to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

However, there can be no assurance that the Company will be able to obtain adequate financing in the future, that the terms of a financing will be favourable, or whether the Company will be able to obtain adequate proceeds from the sale of its liquid assets or exercise of options.

19. Income Tax

The Company had no assessable profit for the years ended November 30, 2020 and 2019. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of comprehensive loss for the years ended November 30, 2020 and 2019 is as follows:

	For the year ended
	November 30, 2020 ($)	November 30, 2019 ($)
Net loss for the year	11,087,643	6,215,974
Canadian statutory income tax rate	26.99%	27.00%
Expected tax recovery	2,992,744	1,678,313
Non-deductible permanent differences	(1,584,821)	(1,046,799)
Income tax rate differences	(8,541)	-
Change in benefits not recognized	(1,374,091)	(336,853)
Other	(25,291)	(294,661)
Tax recovery for the year	-	-

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at November 30, 2020 ($)	As at November 30, 2019 ($)
Non-capital loss carry-forward	26,294,813	21,358,373
Mineral properties	1,103,502	832,290
Fixed assets	254,545	251,449
Share issue costs	4,277	86,279
Unrecognized deferred income tax assets	27,657,137	22,528,391

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not those assets will be realized in the near future.

The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses in Canada will expire as follows:

	As at November 30, 2020 ($)	As at November 30, 2019 ($)
Year 2029	2,000	2,000
Year 2030	320,000	320,000
Year 2031	1,077,000	1,077,000
Year 2032	1,979,000	1,979,000
Year 2033	2,099,000	2,099,000
Year 2034	2,563,000	2,564,000
Year 2035	1,459,000	1,459,000
Year 2036	4,078,000	4,105,000
Year 2037	3,230,000	3,291,000
Year 2038	2,372,000	2,338,000
Year 2039	1,891,000	2,124,000
Year 2040	5,225,000	-
	26,295,000	21,358,000

20.	Related Party Transactions

20.1     Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the year ended November 30, 2020, the Company incurred $46,164 ($65,808 for 2019) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at November 30, 2020, $3,675 was payable to such related party (November 30, 2019: $4,200). The Company also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2020 was $216,855 ($101,966 for 2019), using the Black-Scholes option pricing model.

●

During the year ended November 30, 2020, the Company incurred $80,538 ($26,288 for 2019) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at November 30, 2020, $5,341 was payable to such related party (November 30, 2019: $158).

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

20.2     Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the year ended November 30, 2020 comprised of:

	For the year ended
	November 30,
	2020	2019
	($)	($)
Management Fees(1)	249,945	203,880
Director and Officer Fees(1)	470,634	567,269
Share-based compensation	822,871	809,461
Total	1,543,450	1,580,610
(1)

Total directors' fees, salaries and benefits of $1,190,218 (2019: $1,371,066) disclosed in the consolidated statement of comprehensive loss for the year ended November 30, 2020, includes $180,069 and $69,876 (2019: $165,000 and $38,880) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $470,634 (2019: $567,269) in fees paid to the Company's President, Chief Development Officer and directors, and $469,639 (2019: $599,917) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the year ended November 30, 2020 was $1,543,451 ($1,580,610 for 2019). As at November 30, 2020, $20,997 was payable to key management personnel for services provided to the Company (November 30, 2019: $139,600). Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer, who is also a director of the Company and the Chief Financial Officer.

21.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at November 30,	As at November 30,	As at November 30,	As at November 30,
	2020	2019	2020	2019
	($)	($)	($)	($)
Colombia	28,572,358	27,666,117	58,433	26,027
Brazil	13,864,012	17,792,265	1,339,770	1,154,427
Canada	7,799,955	7,722,482	2,181,764	1,133,497
Peru	6,842,240	6,994,920	-	-
United States	2,225,143	1,235,179	338,574	315,436
Total	59,303,708	61,410,963	3,918,541	2,629,387

	Total operating loss
	For the year ended November 30,
	2020	2019
	($)	($)
Canada	7,876,596	3,451,789
Brazil	1,234,389	1,322,057
Colombia	846,597	778,940
United States	828,730	647,909
Peru	87,001	117,780
Total	10,873,313	6,318,475

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2020 and 2019

22.	Commitments

In addition to the La Garrucha agreements, Jarbas Agreement and Altoro Agreement (Note 6), and Boa Vista Mineral Rights Agreement (Note 7), as at November 30, 2020, the Company has entered into a land access agreement and a corporate development agreement, which requires the Company to pay the following amount for the following period:

Amount ($)
Year ended November 30, 2021	13,837
Total	13,837

The Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Future rental payments are as follows:

	Amount ($)
Due within 1 year	93,724
1 – 3 years	3,244
3 – 5 years	-
More than 5 years	-
Total	96,968	(1)
(1)	Includes $17,356 related to low value assets and $79,612 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities (Note 11).

23.	Subsequent Events

On December 4, 2020, GRC completed a private placement of 1,325,000 common shares (the "Private Placement Shares") to third parties for gross proceeds of $3,703,660 (US$2,848,750).

On February 16, 2021, the Company announced the launch of GRC's proposed IPO. The completion of the offering is subject to customary conditions and there can be no assurance that it will be completed as contemplated or at all.